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Christopher C. Frieden	Direct Dial: 404-881-7457	E-mail: cfrieden@alston.com

September 13, 2005

Via EDGAR and Overnight Delivery

The United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Isa Farhat

Re:	Crescent Banking Company (the “Company”)
Form 10-K for the Year Ended December 31, 2004
File No. 0-20251

Mr. Farhat:

We represent the Company, which has received the Securities and Exchange Commission (the “Commission”) Staff’s supplemental comments to the Company’s Form 10-K for the year ended December 31, 2004 in a letter from the Staff to J. Donald Boggus, Jr. dated August 30, 2005.

The Staff’s comments and the Company’s responses are set forth below.

Form 10-K

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-10

1.	Comment. Your response to prior comment 1 and your accounting policy footnote disclosure state that you are recording loan origination fees and direct loan costs recognized under SFAS 91 and SFAS 65 net in the other expense section of your income statement. Under paragraph 22 of SFAS 91, these items are required to be recognized as an adjustment to loan yield in interest income. Under paragraph 21 SFAS 65, these items are required to be deferred and recognized when loans are sold and are part of the resultant gain or loss on the sale of the loans. Please restate your financial statements to appropriately include these items in the determination of interest income or in the gain or loss on loan sales, as appropriate. Accordingly, revise your accounting policy footnote.

Response.

The Company offsets its loan origination fee with its related direct loan origination costs and the net amount is deferred and recognized as an adjustment to loan yield in interest income as required by SFAS 91. Please see the more detailed discussion set

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission

September 13, 2005

forth below in the Company’s response to Comment No. 2. With respect to the requirements of paragraph 21 of SFAS 65, the Company respectfully notes for the Staff that the Company ceased operating a wholesale mortgage business on December 31, 2003, and, consequently, no longer sells loans into the secondary market. In the event that the Company sells any of its loans, any loan origination fees and direct loan costs are deferred and recognized when the loan is sold as part of the resultant gain or loss on the sale of the loan.

Note 2 – Discontinued Operations, page F-14

2.	Comment. Please refer to prior comment 1 and tell us the authoritative basis, by reference to the specific accounting literature on which you are relying, for reporting these costs net of salaries and employee benefits. Also, tell us the specific nature of the salaries and benefits currently included in these costs.

Response.

The Company relied upon paragraphs 5 through 7 of SFAS 91. Paragraph 5 of SFAS 91 states that loan origination fees and related direct loan origination costs for a given loan shall be offset and only the net amount shall be deferred and amortized as an adjustment of yield. The Company takes its origination fees and offsets these fees with its direct loan costs. These direct loan costs only include the salaries and benefits required to evaluate, negotiate, prepare, process and close a loan transaction. The direct loan origination costs were determined by examining the average salaries of Company loan personnel and by examining the average hours required by the loan personnel to evaluate negotiate, prepare, process and close a loan. The Company then offsets the loan origination fee with this related direct loan origination cost and the net amount is deferred and amortized as an adjustment to loan yield in interest income over the life of the loan. Employees’ compensation and fringe benefits related to unsuccessful loan origination efforts and other lending-related costs are charged to expense as incurred.

The Company’s Consolidated Statement of Operations for December 31, 2004 includes a line item in Other Expenses titled “Capitalized loan origination costs”. This amount represents the direct loan origination costs (salaries and benefits of our lenders and our loan personnel) that are deferred. The Company records its salaries and benefits expense for its loan personnel on a gross basis for transparency and then separately breaks out as a contra-expense the amount of these expenses capitalized as direct loan origination cost. This direct loan origination cost is then netted against the loan origination fee and the net amount is deferred and recognized as an adjustment to loan yield in interest income. In the past we have shown these direct loan origination costs that are reversed out as a separate line item in Other Expenses titled “Capitalized loan origination costs”. This practice of showing these direct loan origination costs as a separate line item on our consolidated statement of operations instead of the less transparent approach of offsetting the capitalized amount against the salaries and benefits was an issue in the comment letter process with the Commission Staff during a 2002 common stock offering by the Company. We believe the current reporting approach was discussed and agreed upon with the Staff. SFAS 91 does not specifically address where these direct loan origination costs that have been reversed and deferred should be disclosed on the statement of operations.

The Securities and Exchange Commission

September 13, 2005

Our past presentation of showing these amounts gross on the face of the statement of operations rather than net, as is the industry practice, will be reclassified in future reporting to conform with industry practices with no effect to net income or stockholders’ equity as previously reported.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7457 or Ralph MacDonald at (404) 881-7582 with any questions or concerns in this regard.

Best regards,

/s/ Christopher C. Frieden
Christopher C. Frieden

CCF:ccf

cc:	J. Donald Boggus, Jr. Ralph F. MacDonald III